Exhibit 99.2
Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuilding vessels under construction in the dry bulk industry;

•	the number of available slots in shipyards for newbuilding orders for the dry bulk sector;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with covenants under our financing arrangements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	our dependence on Seanergy Maritime Holdings Corp. (“Seanergy”), its subsidiaries and our third-party managers to partly operate our business;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for our vessels;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	changes in interest or inflation rates;

•	acts of terrorism, war, piracy and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities and governmental responses and other effects thereto;

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	changes in tariffs, trade barriers, embargos and regulatory requirements;

•
general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war, including the war including between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, the Houthi attacks on merchant vessels in the region of the Red Sea and the Gulf of Aden, the war between the United States and Israel and Iran, and China and Taiwan disputes, the tensions between the U.S. and China, the tensions between Panama and the U.S., the current instability in Venezuela and potential tensions between the U.S. and Greenland, Denmark, the European Union or Venezuela;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance (“ESG”) practices, policies, programs, goals and targets;

•	our ability to continue as going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements of United Maritime Corporation and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “United”, “we” or “our” refer to United Maritime Corporation and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

Operating Results of United Maritime Corporation

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation services. As of the day of this report, the company operates a fleet of six dry bulk vessels, comprising two Capesize, one Kamsarmax and three Panamax vessels with a cargo-carrying capacity of approximately 666,260 dwt and an age of 13.8 years. Upon the completion of the sale of the M/V Exelixsea (expected in September 2026), our operating fleet will consist of five dry bulk vessels with an aggregate cargo-carrying capacity of approximately 589,899 dwt.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on a bareboat basis the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage charters;

•	vessels repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels and other vessels we may acquire;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market or on index-linked time charters generate revenues that are less predictable but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters.

Results of Operations of United Maritime Corporation

(In thousands of U.S. Dollars, except for share and per share data)	Six-month period ended June 30,		Change
	2026	2025	Amount	%
Revenues:
Vessel revenue, net	17,937	20,227	(2,290)	(11)%

Expenses:
Voyage expenses	(735)	(2,576)	1,841	(71)%
Vessel operating expenses	(6,590)	(9,036)	2,446	(27)%
Management fees	(134)	(231)	97	(42)%
Management fees-related party	(721)	(944)	223	(24)%
General and administration expenses	(2,629)	(1,432)	(1,197)	84%
Depreciation and amortization	(4,283)	(6,440)	2,157	(33)%
Gain on disposal of equity method investment	523	-	523	-
Gain / (loss) on sale of vessel, net	156	(155)	311	(201)%
Operating income / (loss)	3,524	(587)	4,111	(700)%
Other expenses:
Interest and finance costs	(2,242)	(3,692)	1,450	(39)%
Interest and finance costs-related party	(282)	(48)	(234)	488%
Interest income	99	40	59	148%
Other income	48	-	48	-
Loss on equity method investment	(7)	(44)	37	(84)%
Loss on extinguishment of debt	(113)	(233)	120	(52)%
Gain on acquisition of RGI	-	1,268	(1,268)	(100)%
Foreign currency exchange loss, net	(6)	(211)	205	(97)%
Total other expenses, net:	(2,503)	(2,920)	417	(14)%
Net income / (loss)	1,021	(3,507)	4,528	(129)%
Net income / (loss) attributable to common stockholders	950	(3,501)	4,451	(127)%

Earnings / (loss) per common share, basic and diluted	0.10	(0.40)

Weighted average number of common shares outstanding, basic	9,060,304	8,802,941
Weighted average number of common shares outstanding, diluted	9,508,453	8,802,941

Vessel Revenue, Net – Vessel revenue, net decreased by $2.3 million or 11% and is mainly attributable to the decrease of operating days from 1,385 to 1,000 days and it is partially offset by the increase in TCE rate by 35% for the first half of 2026 compared to the first half of 2025. Please see below the reconciliation of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – Voyage expenses amounted to $0.7 million for the six-month period ended June 30, 2026 and $2.6 million for the respective period in 2025. The decrease of $1.9 million is mainly attributable to the decreased bunkers consumption as there were 122 spot days in the six-month period ended June 30, 2025 compared to NIL spot days for the respective period in 2026.

Vessel Operating Expenses – Vessel operating expenses for the six-month period ended June 30, 2026 amounted to $6.6 million and $9.0 million for the respective period in 2025. The decrease is primarily attributable to the decrease in ownership days from 1,427 days during the first half of 2025 to 1,023 days during the first half of 2026 which is partially offset by a slight increase in daily OPEX from $6,332 in the first half of 2025 to $6,442 for the same period in 2026.

Management Fees – Management fees amounted to $0.1 million for the six-month period ended June 30, 2026 and $0.2 million for the respective period in 2025.

Management Fees – related party – Management fees amounted to $0.7 million for the six-month period ended June 30, 2026 and $0.9 million for the respective period in 2025. The decrease in 2026 is due to decreased ownership days from 1,427 days during the first half of 2025 to 1,023 days during the first half of 2026.

General and Administrative Expenses – General and administrative expenses amounted to $2.6 million for the six-month period ended June 30, 2026 and $1.4 million for the respective period in 2025. Our general and administrative expenses primarily include directors’ and executives’ compensation, share-based compensation, legal, audit and public relations expenses.

Depreciation and Amortization – Depreciation and amortization amounted to $4.3 million for the six-month period ended June 30, 2026 and $6.4 million for the respective period in 2025. The decrease is mainly attributable to the decreased ownership days from 1,427 days during the first half of 2025 to 1,023 days during the first half of 2026.

Gain on disposal of equity method investment – Gain on disposal of equity method investment amounted to $0.5 million related to the disposal of 45% equity interest in Wind Energy Construction AS (“WEC”).

Gain / (loss) on sale of vessel, net – The gain of $0.2 million for the six-month period ended June 30, 2026 is attributable to the sale of the M/V Cretansea. The loss of $0.2 million for the six-month period ended June 30, 2025 is attributable to the sale of the M/V Gloriuship.

Interest and Finance Costs – Interest and finance cost amounted to $2.2 million for the six-month period ended June 30, 2026 and $3.7 million for the respective period in 2025. The decrease is mainly attributable to the decreased weighted average interest rate. The weighted average interest rate on our outstanding debt was approximately 6.42% and 7.44% for the six-month periods ended June 30, 2026 and 2025, respectively. The decrease is also attributed to the decrease of the weighted average outstanding debt from $77.2 million as of June 30, 2025 to $58.5 million as of June 30, 2026 (see below “Description of Indebtedness” for discussion on outstanding debt).

Interest and finance costs-related party –Interest and finance costs of related party amounted to $0.3 million and related to interest on lease liability for the bareboat charter agreement with a subsidiary of Seanergy. Interest and finance costs of related party amounted to $0.05 million for the first half of 2025 and related to interest expense of the Seanergy Loan Facility.

Loss on extinguishment of debt – The loss of $0.1 million in 2026 is attributable to the early prepayment of the April 2023 Neptune Sale and Leaseback associated with the sale of the M/V Cretansea completed in May 2026. The loss of $0.2 million in 2025 is attributable to the early prepayment of the Huarong Sale and Leaseback associated with the sale of the M/V Gloriuship completed in June 2025.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six-month period ended June 30,
Fleet Data:	2026	2025
Ownership days	1,023	1,427
Available days(1)	1,000	1,404
Operating days(2)	1,000	1,385
Fleet utilization	97.8%	97.1%

Average Daily Results:
TCE rate(3)	$17,202	$12,744
Daily Vessel Operating Expenses(4)	$6,442	$6,332

(1)
During the six-month period ended June 30, 2026, we incurred 23 off-hire days for scheduled dry-dockings. During the six-month period ended June 30, 2025, we incurred 23 off-hire days for scheduled dry-dockings.

(2)
During the six-month period ended June 30, 2026, there were no off-hire days due to other unforeseen circumstances. During the six-month period ended June 30, 2025, we incurred 19 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and assists investors and our management in evaluating our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six-month period ended June 30,
(In thousands of US Dollars, except operating days and daily TCE rate)	2026	2025
Vessel revenue, net	$17,937	$20,227
Voyage expenses	$(735)	$(2,576)
Time charter equivalent revenues	$17,202	$17,651
Operating days	1,000	1,385
Daily time charter equivalent rate	$17,202	$12,744

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six-month period ended June 30,
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	2026	2025
Vessel operating expenses	$6,590	$9,036
Ownership days	1,023	1,427
Daily Vessel Operating Expenses	$6,442	$6,332

EBITDA and Adjusted EBITDA

	Six-month period ended June 30,
(In thousands of US Dollars)	2026	2025
Net income / (loss)	$1,021	$(3,507)
Interest and finance cost, net	2,425	3,700
Depreciation and amortization	4,283	6,440
EBITDA(1)	$7,729	$6,633
Stock based compensation	591	309
Loss on extinguishment of debt	113	233
Gain on acquisition of RGI	-	(1,268)
Loss on equity method investment	7	44
Adjusted EBITDA(1)	$8,440	$5,951

(1)
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, gain on acquisition of RGI Marine Holding AS “RGI” and loss on extinguishment of debt, if any, which is not indicative of the Company’s ongoing performance of its core operations. EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal sources of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions, bareboat charter agreements, vessels sales and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations, finance leases and other financial liabilities.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2026, we did not have any contractual obligations other than the loan agreements, finance leases, other financial liabilities, capital expenditures for vessels acquisitions described below and an amount of $22.1 million for the purchase obligation of the M/V Dukeship in August 2027. During 2026, we distributed $1.8 million in aggregate as quarterly cash dividends to our common shareholders. On July 28, 2026, we declared a cash dividend of $0.10 per share for the second quarter of 2026, payable on or about October 9, 2026, to all shareholders of record as of September 25, 2026.

On June 4, 2026, we entered into an agreement with an unaffiliated third party for the sale of the M/V Exelixsea for a gross sale price of $17.5 million. Delivery of the vessel to her new owners is expected to take place in September 2026. An amount of $8.5 million in respect with the Village Seven Sale and Leaseback will be paid to exercise the relevant purchase option before delivering the vessel to her new owners.

We will require capital to fund ongoing operations and capital expenditures for our vessels’ scheduled surveys, vessel improvements to meet new regulations, for any future vessel acquisitions and to pay dividends.

Our cash flow projections indicate that projected cash on hand and cash provided by operating activities, financing activities and investing activities or a combination of any of those (i.e. debt agreements, vessels’ sales, sales and leaseback activities and finance leases), will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the unaudited interim condensed consolidated financial statements’ issuance, including obligations arising from purchase options in finance lease agreements.

Cash Flows

	Six month period ended June 30,
Cash Flow Data:	2026	2025
Net cash provided by operating activities	$4,417	$400
Net cash provided by investing activities	$13,655	$11,218
Net cash used in financing activities	$(20,411)	$(14,932)

Cash and cash equivalents, restricted cash as of June 30, 2026 were $12.1 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars, with minimal amounts held in Euros.

Operating Activities: Net cash provided by operating activities in the six-month period ended June 30, 2026 amounted to $4.4 million. Net cash provided by operating activities in the six-month period ended June 30, 2025 amounted to $0.4 million. The increase is primarily attributed to the decrease in vessel operating expenses for first half of 2026 compared to first half of 2025.The increase is partially offset by the decrease in revenue for first half of 2026 compared to the first half of 2025.

Investing Activities: Net cash provided by investing activities in the six-month period ended June 30, 2026 amounted to $13.7 million. The 2026 cash inflows is related to $15.2 million proceeds from sale of the M/V Cretansea and $18.0 million proceeds from the disposal of the equity method investment in WEC. The 2026 cash outflows are related mainly to the acquisition of the M/V Squireship and vessels’ and leasehold improvements of $14.0 million, and the $5.5 million lease prepayment for the M/V Dukeship. Net cash provided by investing activities in the six-month period ended June 30, 2025 amounted to $11.2 million. The 2025 cash inflow is related to $16.0 million proceeds from the sale of the M/V Gloriuship. The 2025 cash outflows are related mainly to the deployment of $4.1 million in capital to RGI and $0.6 million payments for vessels’ improvements.

Financing Activities: Net cash used in financing activities in the six-month period ended June 30, 2026 amounted to $20.4 million. The 2026 cash outflows resulted mainly from debt repayments of $12.3 million (including the full prepayment of the April 2023 Neptune Sale and Leaseback following the sale of the M/V Cretansea), lease liabilities payments of $18.1 million (including the $16.6 million purchase option cost of the M/V Nisea under its previous bareboat charter), dividend payments of $1.8 million to the shareholders of United, dividends payments of $2.8 million to non-controlling interest of RGI following the completion of the disposal of all equity shares of WEC, $0.5 million payments of financing costs and $3.1 million repayments to Seanergy.  The 2026 cash outflow was partially offset by the proceeds from other financial liabilities of $18.3 million. The 2025 cash outflow was partially offset by the $0.2 million related to payments for working capital purposes from Seanergy. Net cash used in financing activities in the six-month period ended June 30, 2025 amounted to $14.9 million. The 2025 cash outflow resulted mainly from debt repayments of $13.4 million (including the full prepayment of the Huarong Sale and Leaseback following the sale of the M/V Gloriuship), lease liabilities payments of $1.0 million, and dividend payments of $0.8 million.

Description of Indebtedness

Senior Loan Facilities

Sinopac Loan Facility

On August 5, 2024, the Company entered into a $16.5 million loan facility (the “Sinopac Loan Facility”) with Sinopac Capital International (HK) Limited (“Sinopac”) for the purpose of financing the exercise of the purchase option of the M/V Chrisea under its previous bareboat charter. The facility was drawn on August 19, 2024 and bears interest of term SOFR plus a margin of 2.60% per annum. The term of the facility is five years, and the repayment schedule comprises of 20 quarterly installments of $0.4 million, followed by a balloon installment of $8.5 million payable along with the final installment. An amount of $1.2 million was withheld as a security deposit by Sinopac upon the drawdown of the facility to secure the Company’s due performance of its obligations and undertakings under the Sinopac Loan Facility. In addition, the Company is required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan.

As of June 30, 2026, $13.7 million was outstanding under the facility.

Other Financial Liabilities:

Assumed Financial Obligations

Squireship Huarong bareboat charter arrangement

On May 29, 2026, in connection with the acquisition of the M/V Squireship, the Company entered into a novation agreement with China Huarong Shipping Financial Leasing Company Co., Ltd., as financing lessor, and the seller of the vessel, pursuant to which, upon completion of the acquisition, a subsidiary of United, Squire Maritime Co., assuming all rights and outstanding obligations under the existing bareboat arrangement. Accordingly, Squire Maritime Co. became the lessee and United became the guarantor under the arrangement. The outstanding charterhire principal amounted to $15.6 million and is repayable in 15 quarterly installments of $0.5 million, together with a purchase obligation of $8.5 million upon expiration of the bareboat charter. The financing bears interest at a rate of three-month Term SOFR plus 2.15% per annum. The Company has the option to purchase the vessel at any time during the term of the arrangement at predetermined prices specified therein. The bareboat arrangement does not contain any financial covenants or security value maintenance provisions.

As of June 30, 2026, the outstanding principal balance under the Squireship Huarong bareboat charter arrangement was $15.6 million.

Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2026

Nisea Huarong Sale and Leaseback

On March 5, 2026, the Company entered into an $18.3 million sale and leaseback agreement with an affiliate of China Huarong Shipping Financial Leasing Company Co. Ltd. (“Huarong”) to finance the purchase option cost of the M/V Nisea under its previous bareboat charter. The Company sold and chartered back the vessel on a bareboat basis for a five-year period which commenced on March 10, 2026. The charterhire principal amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $11.2 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 1.95% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

As of June 30, 2026, the amount outstanding under the Nisea Huarong Sale and Leaseback was $17.9 million.

Pre-Existing Sale and Leaseback Activities

Village Seven Sale and Leaseback

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) in order to refinance the August 2022 EnTrust Facility. On March 27, 2024, the Company sold and chartered back the M/V Exelixsea from Village Seven on a bareboat basis for a period of four years, followed by an additional two-year period at the Company’s option. The charterhire principal amortizes through forty-eight consecutive monthly installments of $0.2 million paid in advance, which could extend to seventy-two installments in case of exercise of the two-year optional period. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the optional period, the Company has the option to take ownership of the vessel at nominal additional cost. The applicable interest rate is 3-month Term SOFR plus 2.65% per annum.

As of June 30, 2026, the charterhire principal was $8.4 million.

On May 28, 2026, the Company notified Village Seven of its intention to exercise the purchase option under the bareboat agreement. The Company entered into a purchase option memorandum of agreement on August 3, 2026 and the transaction is expected to be completed in early September 2026.

Onishi Sale and Leaseback

On July 24, 2024, the Company entered into a $18.0 million sale and leaseback agreement with Onishi Kaiun Co. and Ocean West Shipping S.A. for the purpose of financing the purchase option of the M/V Synthesea under its previous bareboat charter. On August 1, 2024, the Company sold and chartered back the M/V Synthesea on a bareboat basis for a period of five years, followed by an additional two-year period at the Company’s option. The charterhire principal amortizes through 60 consecutive monthly installments of $0.1 million paid in advance, which could extend to 84 installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the optional period, the Company and the lessors have the option to repurchase and to sell the vessel, respectively, for $6.5 million.

As of June 30, 2026, the charterhire principal was $14.7 million.

Sale and leaseback transactions repaid during the six-month period ended June 30, 2026

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the M/V Cretansea, we entered into a sale-and-leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune”) for the purpose of partly financing the acquisition cost of the M/V Cretansea. The Company sold and chartered back the vessel from Neptune on a bareboat basis for a five-year period. The applicable interest rate was 3-month Term SOFR plus 4.25% per annum. The Company had continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, the Company had the obligation to repurchase the vessel for $6.4 million. The charterhire principal was repayable in sixty consecutive monthly installments of approximately $0.1 million along with a balloon payment of $6.4 million in April 2028.

On May 19, 2026, the Company exercised its purchase option under the April 2023 Neptune Sale and Leaseback in connection with the sale of the M/V Cretansea to her new owners and all securities created in favor of the lessor were irrevocably and unconditionally released.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

United Maritime Corporation
Condensed Consolidated Balance Sheets
As of June 30, 2026 (unaudited) and December 31, 2025
(In thousands of US Dollars, except for share and per share data)

	Notes	June 30, 2026 (Unaudited)	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	4	12,090	14,164
Restricted cash	4	50	400
Accounts receivable trade	13	1,064	1,421
Due from related parties	3	978	386
Inventories		526	363
Prepaid expenses		555	413
Other current assets		555	1,200
Vessels held for sale	5	15,041	14,744
Total current assets		30,859	33,091

Fixed assets:
Vessels, net	5	97,717	58,827
Right-of-use assets	6	30,737	26,314
Total fixed assets		128,454	85,141

Other non-current assets:
Other non-current assets		1,445	1,445
Equity method investment	8	-	17,407
Deferred charges and other investments, non-current		2,230	1,597
TOTAL ASSETS		162,988	138,681

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $491 and $339, respectively	5,7	14,489	14,327
Finance lease liabilities, current	6	2,760	16,938
Due to related parties	3	7,636	9,486
Trade accounts and other payables		2,295	2,404
Accrued liabilities		3,095	4,075
Deferred revenue	13	814	593
Liabilities assumed from time charter attached	2,13	259	-
Dividends payable	12	954	818
Total current liabilities		32,302	48,641

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $696 and $518, respectively	7	54,707	33,574
Finance lease liabilities, non-current	6	22,268	-
Other liabilities, non-current		442	-
Total liabilities		109,719	82,215

Commitments and contingencies	11	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at June 30, 2026 and December 31, 2025, respectively	12	-	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at June 30, 2026 and December 31, 2025; 9,538,139 and 9,083,645 shares issued and outstanding as at June 30, 2026 and December 31, 2025, respectively	12	1	1
Additional paid-in capital	12	40,029	39,455
Accumulated other comprehensive (loss) / income		(65)	7
Retained earnings		12,495	13,453
Total United Maritime Corporation stockholders’ equity		52,460	52,916
Non-controlling interest	9	809	3,550
Total stockholders’ equity		53,269	56,466
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		162,988	138,681

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Operations
For the six-month periods ended June 30, 2026 and 2025
(In thousands of US Dollars, except for share and per share data)

	Notes	2026	2025

Vessel revenue, net	2,13	17,937	20,227
Expenses:
Voyage expenses	13	(735)	(2,576)
Vessel operating expenses		(6,590)	(9,036)
Management fees		(134)	(231)
Management fees-related party	3	(721)	(944)
General and administration expenses	16	(2,629)	(1,432)
Depreciation and amortization	5,6	(3,569)	(4,382)
Amortization of deferred dry-docking costs		(714)	(2,058)
Gain on disposal of equity method investment	8	523	-
Gain / (loss) on sale of vessel, net	5	156	(155)
Operating income / (loss)		3,524	(587)
Other income / (expenses), net:
Interest and finance costs	14	(2,242)	(3,692)
Interest and finance costs-related party	6	(282)	(48)
Interest income		99	40
Other income		48	-
Loss on equity method investment	8	(7)	(44)
Loss on extinguishment of debt	7	(113)	(233)
Gain on acquisition of RGI		-	1,268
Foreign currency exchange loss, net		(6)	(211)
Total other expenses, net		(2,503)	(2,920)
Net income / (loss)		1,021	(3,507)
Less: Net income / (loss) attributable to non-controlling interest	9	71	(6)
Net income / (loss) attributable to common stockholders of United Maritime Corporation		950	(3,501)

Earnings / (loss) per common share, basic and diluted	15	0.10	(0.40)

Weighted average number of common shares outstanding, basic	15	9,060,304	8,802,941
Weighted average number of common shares outstanding, diluted	15	9,508,453	8,802,941

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income / (Loss)
For the six-months periods ended June 30, 2026 and 2025
(In thousands of US Dollars, except for share and per share data)

	2026	2025

Net income / (loss)	1,021	(3,507)
Other comprehensive (loss) / income:
Foreign currency translation differences	(85)	12
Release of cumulative translation adjustment of equity method investment	-	(4)
Other comprehensive (loss) / income	(85)	8
Total comprehensive income / (loss)	936	(3,499)
Less: Comprehensive income / (loss) attributable to non-controlling interest	57	(4)
Comprehensive income / (loss) attributable to United Maritime Corporation	879	(3,495)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity
For the six-month periods ended June 30, 2026 and 2025
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional	Accumulated other		United	Non-	Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	comprehensive loss	Retained earnings	Maritime Corporation	controlling interest	stockholders’ equity

Balance, December 31, 2024	40,000	-	8,844,267	1	39,176	(4)	20,915	60,088	-	60,088
Dividends on common stock and participating non vested restricted stock awards (Note 12)	-	-	-	-	-	-	(180)	(180)	-	(180)
Stock based compensation (Note 16)	-	-	360,000	-	308	-	-	308	-	308
Foreign currency translation differences	-	-	-	-	-	10	-	10	2	12
Acquisition of RGI (Note 9)	-	-	-	-	-	-	-	-	3,552	3,552
Net loss	-	-	-	-	-	-	(3,501)	(3,501)	(6)	(3,507)
Balance, June 30, 2025	40,000	-	9,204,267	1	39,484	6	17,234	56,725	3,548	60,273

	Preferred stock Series B		Common stock		Additional	Accumulated other		United	Non-	Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	comprehensive income	Retained earnings	Maritime Corporation	controlling interest	stockholders’ equity

Balance, December 31, 2025	40,000	-	9,083,645	1	39,455	7	13,453	52,916	3,550	56,466
Repurchase of common stock (Note 12)	-	-	(9,506)	-	(17)	-	-	(17)	-	(17)
Dividends on common stock and participating non vested restricted stock awards (Note 12)	-	-	-	-	-	-	(1,908)	(1,908)	-	(1,908)
Dividends to non-controlling shareholders of subsidiary (Note 9)	-	-	-	-	-	-	-	-	(2,799)	(2,799)
Stock based compensation (Note 16)	-	-	464,000	-	591	-	-	591	-	591
Foreign currency translation differences	-	-	-	-	-	(72)	-	(72)	(13)	(85)
Net income	-	-	-	-	-	-	950	950	71	1,021
Balance, June 30, 2026	40,000	-	9,538,139	1	40,029	(65)	12,495	52,460	809	53,269

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the six-month periods ended June 30, 2026 and 2025
(In thousands of US Dollars)

	2026	2025
Net cash provided by operating activities	4,417	400
Cash flows from investing activities:
Vessels’ acquisition and improvements	(13,829)	(631)
Leasehold improvements	(196)	-
Acquisition of a subsidiary, net of cash acquired	-	(4,151)
Proceeds from sale of vessel	15,200	16,000
Proceeds from disposal of equity method investment	17,980	-
Lease prepayments	(5,500)	-
Net cash provided by investing activities	13,655	11,218
Cash flows from financing activities:
Payments for repurchase of common stock	(17)	-
Due to related parties	(3,144)	188
Proceeds from related party loan	-	2,000
Proceeds from long-term debt and other financial liabilities	18,250	-
Payments of related party loan	-	(2,000)
Payments of financing and stock issuance costs	(543)	(20)
Payments of finance lease liabilities	(18,073)	(996)
Dividends to non-controlling shareholders of subsidiary	(2,799)	-
Dividends paid	(1,772)	(751)
Repayments of long-term debt and other financial liabilities	(12,313)	(13,353)
Net cash used in financing activities	(20,411)	(14,932)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(85)	-
Net decrease in cash and cash equivalents and restricted cash	(2,424)	(3,314)
Cash and cash equivalents and restricted cash at beginning of period	14,564	6,762
Cash and cash equivalents and restricted cash at end of period	12,140	3,448

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	2,245	3,565

Noncash investing activities:
Vessels’ acquisition and improvements	(15,696)	-
Leasehold improvements	(49)	-
Right-of use assets	(26,163)	-

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid	(954)	(92)
Assumed financial obligation (Note 7)	15,687	-
Financing and stock issuance stocks	(41)	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (“Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having an initial share capital of 500 registered shares, of no par value, issued to the Parent. The Company completed the spin-off from Seanergy which became effective July 5, 2022. United’s common shares are listed on the Nasdaq Capital Market and began trading on July 6, 2022 under the symbol “USEA”. The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of United Maritime Corporation and its subsidiaries (collectively, the “Company” or “United”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2026 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments that might result in the event that the Company is unable to continue as a going concern.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these unaudited interim condensed consolidated financial statements as of June 30, 2026:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)(3)	Marshall Islands	Gloriuship	July 6, 2022	June 10, 2025
Minoansea Maritime Co. (1)(3)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)(3)	Liberia	Goodship	February 10, 2023	September 16, 2025
Traders Maritime Co. (1)(3)	Marshall Islands	Tradership	February 28, 2023	August 15, 2025
Chrisea Maritime Co. (1)	Marshall Islands	Chrisea	February 21, 2023	N/A
Oasea Maritime Co. (1)(3)	Marshall Islands	Oasea	March 27, 2023	July 19, 2024
Cretansea Maritime Co. (1)(3)	Marshall Islands	Cretansea	April 26, 2023	May 19, 2026
Synthesea Maritime Co. (1)(4)	Liberia	Synthesea	August 1, 2023	August 1, 2024
Exelixsea Maritime Co. (1)(4)	Marshall Islands	Exelixsea	August 29, 2023	March 27, 2024
Nisea Maritime Co. (1)(4)	Liberia	Nisea	September 10, 2024	March 10, 2026
RGI Marine Holdings AS (5)	Norway	N/A	N/A	N/A
Duke Maritime Co. (1)(4)	Marshall Islands	Dukeship	February 12, 2026	N/A
Squire Maritime Co. (1)(4)	Liberia	Squireship	June 8, 2026	June 8, 2026

(1)	Subsidiaries wholly owned
(2)	Management company
(3)	Dormant companies
(4)	Bareboat charterers
(5)	Majority owned subsidiary (Note 9)

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

United has determined that it operates under one reportable segment, that of operating bulker vessels, and the assets of such segment are presented under the caption “Total assets” in the accompanying unaudited interim condensed consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 8, 2026.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 8, 2026. There have been no material changes to these policies in the six-month period ended June 30, 2026, except as discussed below:

(a)	Fair value of below market acquired time charters:

The Company values any liability arising from the market value of the time charters assumed when a vessel is acquired or contributed. Where vessels are acquired or contributed with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the market rate for a charter of equivalent duration prevailing at the time the vessels are delivered. In discounting the charter rate differences in future periods, the Company uses its cost of capital for each vessel. The cost of the acquisition is allocated to the vessel and the in-place time charter attached on the basis of their relative fair values. Such intangible liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

Recent Accounting Pronouncements – Not Yet Adopted

Τhere are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026.

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026, and are supplemented by the below new activities within the period.

Related party transactions incurred during the six-month period ended June 30, 2026

Transactions with Seanergy
Rights of First Offer

On May 29, 2026, following United exercising its right of first offer, the Company entered into a charter acquisition agreement with Seanergy for the acquisition, acceptance and assumption of all the bareboat charter rights and obligations under the existing bareboat charter arrangement for the Squireship for an aggregate purchase price of $29,500 (Note 5 and Note 7). A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement.

On February 6, 2026, following United exercising its right of first offer, the Company entered into an agreement with Seanergy for the acquisition of the Dukeship through an 18-month bareboat charter (Note 6). A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement.

Management Agreements:

Master Management Agreement

During the six-month periods ended June 30, 2026 and 2025, an amount of $3,144 and $188 related to repayments to Seanergy and payments for working capital purposes from Seanergy funds, respectively, and is presented under “Cash flows from financing activities” in the unaudited interim condensed consolidated statements of cash flows.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Technical Management Agreements

In relation to the technical management, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) is responsible for arranging the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. Since December 31, 2025, Synthesea, Chrisea, Nisea, Cretansea (up to her sale on May 19, 2026), Dukeship as of February 12, 2026 and Squireship with effect as of the commencement of the novated bareboat charter period, on June 8, 2026, are under technical management agreements with Seanergy Shipmanagement for a fixed management fee of $14 per month per vessel. Since January 1, 2026, the Company pays V. Ships fixed management fees of $11.5 for the Exelixsea.

The below table presents the analysis of “Management fees – related party” charged from Seanergy and Seanergy Shipmanagement in connection with the above agreements as presented in the accompanying unaudited interim condensed consolidated statement of operations:

	June 30, 2026	June 30, 2025
Fees charged in relation to:
Management services-Seanergy	330	465
Management services-Seanergy Shipmanagement	391	479
Management fees-related party	721	944

The below table presents the fees charged from Seanergy Management in connection with the above agreements:

	June 30, 2026	June 30, 2025
Fees charged in relation to:
Commercial services (1)	135	158
Sale of vessel services (2)	152	160
Total	287	318

(1)	included in “Vessel revenue, net” (Note 13) in the accompanying unaudited interim condensed consolidated statement of operations
(2)	presented in “Gain on sale of vessels, net” (Note 5) in the accompanying unaudited interim condensed consolidated statement of operations

The below table presents the analysis of “Due to Related Parties” as presented in the accompanying condensed consolidated balance sheets:

	June 30, 2026	December 31, 2025
Balance due to Seanergy	3,484	6,299
Balance due to Seanergy Shipmanagement	2,016	1,582
Balance due to Seanergy Management	2,111	1,605
Due to Related Parties	7,611	9,486

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The below table presents the analysis of “Due from Related Parties” as presented in the accompanying condensed consolidated balance sheets:

	June 30, 2026	December 31, 2025
Balance due from Seanergy Management	978	386
Due from Related Parties	978	386

On March 9, 2026, the Compensation Committee of the Company granted 114,000 shares to certain employees of the Company’s service providers (Note 16).

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim condensed consolidated statement of cash flows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	12,090	14,164
Restricted cash	50	400
Cash and Cash equivalents and restricted cash	12,140	14,564

Restricted cash as of June 30, 2026 includes $50 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions.

Restricted cash as of December 31, 2025 includes $50 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions and $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback (Note 5 and Note 7).

5.	Vessels, Net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2026	December 31, 2025
Cost:
Beginning balance:	65,033	120,543
- Additions	56,236	618
- Disposals	-	(36,250)
- Transfer to “Vessels held for sale”	(17,993)	(19,878)
Ending balance:	103,276	65,033

Accumulated depreciation:
Beginning balance:	(6,206)	(9,954)
- Depreciation for the period	(2,371)	(6,373)
- Disposals	-	6,248
- Transfer to “Vessels held for sale”	3,018	3,873
Ending balance:	(5,559)	(6,206)

Net book value	97,717	58,827

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Details of the Company’s vessels, net are discussed in Note 5 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026, and are supplemented by the below new activities within the period.

Acquisitions

On May 29, 2026, the Company entered into a charter acquisition agreement with Seanergy to acquire, accept and assume all rights and (purchase and other) obligations under the existing bareboat charter arrangement relating to the secondhand Capesize vessel Squireship. The aggregate purchase price was $29,500, which was the market value of the vessel, with the Company assuming all rights and outstanding obligations under the bareboat charter arrangement (Note 7). The effective date of delivery of the vessel took place on June 8, 2026.

The Squireship was acquired with a below-market time charter. The value of the below-market time charter of $421 (Note 10) was recognized as an addition to “Vessels, net” in the condensed consolidated balance sheets.

On March 10, 2026, the Company exercised its purchase option for Nisea bareboat charter, an amount of $26,287 was derecognized from “Right-of-use assets” (Note 6) and recognized as “Vessels, net” in the accompanying condensed consolidated balance sheets. The purchase option amount was financed through the Nisea Huarong Sale and Leaseback (Note 7).

Vessel Held for Sale

On June 4, 2026, the Company entered into a definitive agreement with an unaffiliated third party for the sale of the Exelixsea for an aggregate gross sale price of $17,500. The vessel is expected to be delivered to her new owners by October 1, 2026. On June 4, 2026, the Exelixsea was classified as vessel held for sale according to the provisions of ASC 360, as all the criteria for classification were met. Accordingly, the outstanding amount of $8,433 under the Village Seven Sale and Leaseback for Exelixsea was classified in current liabilities in the accompanying condensed consolidated balance sheets (Note 7). The specific vessel was not impaired as of date that it was classified as vessel held for sale, since its carrying amount was lower than its fair value less cost to sell. The fair value of the vessel was determined based on the agreed sale price. As of June 30, 2026, the carrying amount of the vessel includes the unamortized balance of vessel cost of $14,975 and the unamortized balance of drydocking cost of $66 and it is included in “Vessels held for sale” in the accompanying condensed consolidated balance sheets.

Sale of vessels

On December 22, 2025, the Cretansea was classified as vessel held for sale according to the provisions of ASC 360, as all the criteria for classification were met. As of December 31, 2025, “Vessel held for sale” in the accompanying consolidated balance sheet is measured at fair value less cost to sell which was $14,744. On January 27, 2026, the Company entered into agreement with an unaffiliated party for the sale of Cretansea for a gross sale price of $15,200. The vessel was delivered to her new owners on May 19, 2026. As of June 30, 2026, an amount of $15,200 was recorded as “Proceeds from sale of vessels” in the accompanying consolidated statement of cash flow based on the agreed gross price. A gain on sale of vessel, net of sale expenses, amounting to $156 was recognized and is presented as “Gain / (loss) on sale of vessels, net” in the accompanying unaudited interim condensed consolidated statement of operations.

During the six-month period ended June 30, 2026, an amount of $28 of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the unaudited interim condensed consolidated statement of cash flows.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
6.	Right-of-use assets and Finance Lease Liabilities:

Details of the Company’s right-of-use assets and finance lease liabilities are discussed in Note 6 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026, and are supplemented by the below new activities within the period.

On March 10, 2026, the Company exercised its purchase option for Nisea bareboat charter, an amount of $26,287 was derecognized from “Right-of-use assets” and recognized as “Vessels, net” in the accompanying condensed consolidated balance sheets (Note 5). During the six-month periods ended June 30, 2026 and 2025, the amortization of the right-of-use asset for Nisea amounted to $272 and $716 and is presented in the Company’s unaudited interim condensed consolidated statement of operations under “Depreciation and amortization”. Interest expense on the finance lease liabilities for Nisea for the same period for 2026 and 2025 amounted to $154 and $453 (Note 14). As of June 30, 2026 and December 31, 2025, the right-of-use amounted to $NIL and $26,314 and is presented under “Right-of-use assets” in the accompanying condensed consolidated balance sheets.

On February 6, 2026, following United exercising its right of first offer, the Company entered into an agreement with Seanergy for the acquisition of the Dukeship through an 18-month bareboat charter. The charter period commenced following the delivery of the vessel on February 12, 2026. United has advanced a downpayment of $5,500 and will pay a daily charter rate of $9.5, with a purchase obligation of $22,050 at the end of the bareboat charter (Note 3). The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an implicit rate of 2.96%. The Company recognized a finance lease liability of $26,163 and a corresponding right-of-use asset of $31,663.

During the six-month periods ended June 30, 2026 and 2025, the amortization of the right-of-use assets for Dukeship amounted to $926 and $NIL, respectively, and is presented in the Company’s unaudited interim condensed consolidated statement of operations under “Depreciation and amortization”. Interest expense on the finance lease liabilities for the same period for 2026 and 2025 amounted to $282 and $NIL, respectively, and is presented under “Interest and finance costs-related party”. As of June 30, 2026 and December 31, 2025, the right-of-use amounted to $30,737 and $NIL, respectively, and is presented under “Right-of-use assets” in the accompanying condensed consolidated balance sheets.

The weighted average remaining lease term for the bareboat charters was 1.12 years as of June 30, 2026. The weighted average implicit rate for the bareboat charters was 2.96% as of June 30, 2026.

The annual lease payments under the bareboat charter agreement are as follows:

Twelve-month periods ending June 30,	Amount
2027	3,449
2028	22,343
Total undiscounted lease payments	25,792
Less: Discount based on implicit rate	(764)
Present value of finance lease liabilities	25,028

Finance lease liabilities, current	2,760
Finance lease liabilities, non-current	22,268
Present value of finance lease liabilities	25,028

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2026	December 31, 2025
Long-term debt and other financial liabilities	70,383	48,758
Less: Deferred financing costs and debt discounts	(1,187)	(857)
Total	69,196	47,901
Less – current portion	(14,489)	(14,327)
Long-term portion	54,707	33,574

Details of the Company’s secured credit and other financial liabilities are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026, and are supplemented by the below new activities within the period.

Other Financial Liabilities

Assumed Financial Obligations

Squireship Huarong bareboat charter arrangement

On May 29, 2026, in connection with the acquisition of the Squireship, the Company entered into a novation agreement with China Huarong Shipping Financial Leasing Company Co., Ltd., as financing lessor, and the seller of the vessel, pursuant to which, upon completion of the acquisition, a subsidiary of United, Squire Maritime Co., assuming all rights and outstanding obligations under the existing bareboat arrangement. Accordingly, Squire Maritime Co. became the lessee and United became the guarantor under the arrangement. The outstanding charterhire principal of $15,625 is repayable in 15 quarterly installments of $475, together with a purchase obligation of $8,500 upon expiration of the bareboat charter. The financing bears interest at a rate of three-month Term SOFR plus 2.15% per annum. The bareboat arrangement does not contain any financial covenants or security value maintenance provisions. The Company has the option to purchase the vessel at any time during the term of the arrangement at predetermined prices specified therein. As of June 30, 2026, the outstanding principal balance under the Squireship Huarong bareboat charter arrangement was $15,625.

Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2026

Nisea Huarong Sale and Leaseback

On March 5, 2026, the Company entered into an $18,250 sale and leaseback agreement with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to finance the purchase option cost of the Nisea under its previous bareboat charter. The Company sold and chartered back the vessel on a bareboat basis for a five-year period which commenced on March 10, 2026. The charterhire principal amortizes in 20 quarterly installments of $353 along with a purchase obligation of $11,200 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 1.95% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of June 30, 2026, the amount outstanding under the Nisea Huarong Sale and Leaseback was $17,898.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Sale and Leaseback Transactions repaid during the six-month period ended June 30, 2026

April 2023 Neptune Sale and Leaseback

On May 19, 2026, the Company exercised its purchase option under the April 2023 Neptune Sale and Leaseback in connection with the sale of the Cretansea to an unaffiliated party. Following the exercise of the purchase option, all securities created in favor of the lessor were irrevocably and unconditionally released. Οn that date, as a result of the prepayment, an amount of $60 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

Village Seven Sale and Leaseback

On May 28, 2026, the Company delivered notice to Village Seven Co., Ltd. and V7 Fune Inc. (collectively, “Village Seven”), the lessor under the Village Seven Sale and Leaseback, to exercise its purchase option with respect to the Exelixsea. The Company entered into a purchase option memorandum of agreement on August 3, 2026 and the transaction is expected to be completed in early September 2026.

As of June 30, 2026, the Company was in compliance with all covenants relating to its financial liabilities as at that date.

As of June 30, 2026, one of the Company’s owned vessels, having a net carrying value of $18,690, was subject to first and second priority mortgages as collateral to its long-term debt facility. As of June 30, 2026, four of the Company’s vessels (including the vessel held for sale), having a net carrying value of $94,068, were financed through sale and leaseback agreements. As customary in leaseback agreements, the title of ownership is held by the registered owners.

The annual principal payments required to be made after June 30, 2026 for all long-term debt and other financial liabilities, are as follows:

Twelve-month periods ending June 30,	Amount
2027	14,980
2028	6,546
2029	6,546
2030	21,871
Thereafter	20,440
Total	70,383

8.	Equity Method Investments:

Details of the Company’s equity method investments are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026, and are supplemented by the below new activities within the period.

On February 6, 2026, RGI Marine Holdings AS (“RGI”), in which the Company had a 76.2% equity interest, entered into a share sale and purchase agreement to dispose its 45% equity interest in Wind Energy Construction AS (“WEC”) for Euro 15.5 million (or $17,980). The transaction was completed on June 4, 2026, resulting in gain on disposal of equity method investment of $523, which is presented under “Gain on disposal of equity method investment” in the accompanying unaudited interim condensed consolidated statement of operations.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
From January 1, 2026 and up until the date of the disposal and for the six-month period ended June 30, 2025, loss on equity method investment amounted to $7 and $44, respectively, and are presented under “Loss on equity method investment” in the accompanying unaudited interim condensed consolidated statement of operations.

9.	Acquisition of RGI:

Details of the Company’s acquisition of RGI are discussed in Note 9 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026, and are supplemented by the below new activities within the period.

Following the completion of the disposal of all equity shares of WEC (Note 8), RGI paid a dividend of Euro 14.4 million (or $16,795) to all of its shareholders in June 2026.

On March 13, 2026, the Company completed the conversion of a loan provided to RGI in October 2025 into 2,648,827 shares of RGI. Upon conversion, the Company increased its equity interest in RGI to 84.3%.

On February 19, 2026, RGI declared a dividend of Euro 0.9 million (or $1,077) to all of its shareholders which was paid on February 26, 2026.

The non-controlling shareholders of RGI received dividends of $2,799 from the dividends described above in the six-months period ended June 30, 2026.

10.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets, prepaid expenses, trade accounts and other payables and accrued liabilities: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair value as the long-term debt and other financial liabilities bear interest at floating interest rate.

c.
The aggregate fair value of the Exelixsea (classified as “Vessels held for sale” in the accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2026) on the sale agreement was determined to be its carrying amount of $15,041 which was lower than its fair value based on the agreed sale price, net of commission of $16,975 (Level 2).

d.
The fair value as of the acquisition date of $421 of the below-market time charter attached to the Squireship was determined through Level 2 inputs of the fair value hierarchy as described in Note 2(a).

11.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of June 30, 2026, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration is approximately 10 to 24 months, except for a voyage trip of the Exelixsea. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize and Panamax forward freight agreement rates.

As at June 30, 2026, the Company operates most of its vessels under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2026. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

Twelve-month period ending June 30,	Amount
2027	25,824
2028	3,451
Total	29,275

As at June 30, 2026, the Company has an option to purchase the Dukeship at the end of 18-month bareboat charter for $22,050 (Note 6).

12.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 11 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026 and are supplemented by the below new activities into the six-month period ended June 30, 2026.

i)	Dividends

On May 20, 2026, the Company declared a dividend of $0.10 per common share for the first quarter of 2026 to all shareholders of record as of June 29, 2026 (Note 17). The dividend amounted to $954 was paid on July 10, 2026 and is included in “Dividends payable” in the accompanying condensed consolidated balance sheets.

On March 10, 2026, the Company declared a regular quarterly cash dividend of $0.10 per common share for the fourth quarter of 2025 to all shareholders of record as of March 27, 2026. The dividend amounted to $954 and was paid on April 10, 2026.

On January 9, 2026, the Company paid a regular quarterly cash dividend of $818 for the third quarter of 2025 to all shareholders of record as of December 29, 2025.

Total dividends declared in the six-months period ended June 30, 2026 amounted to $1,908.

ii)	Warrants

During the six-month period ended June 30, 2026, no shares were issued from Class A warrants’ exercises. As of June 30, 2026, 6,962,770 Class A warrants remained outstanding. The exercise price of the Class A warrants is $2.25 per common share. All warrants are classified in equity, according to the Company’s accounting policy. The warrants contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

As of June 30, 2026, the number of common shares that can potentially be issued under the outstanding Class A warrants were 6,962,770.

iii)	Common stock buybacks

During the six-month period ended June 30, 2026, the Company repurchased 9,506 of its outstanding common shares at an average price of approximately $1.74 per share for a total of $17, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of June 30, 2026.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Vessel Revenue, net and Voyage Expenses:

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s income statement figures derived from time charters for the six-month periods ended June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
Vessel revenues from spot charters, net of commissions	-	3,620
Vessel revenues from time charters, net of commissions	17,937	16,607
Total	17,937	20,227

Demurrage income for the six-month period ended June 30, 2026 and 2025 was $NIL and $118, respectively.

For the six-month period ended June 30, 2026 and 2025, the amortization of the below market acquired time charters amounted to $163 and $NIL and accounted as an addition to “Vessel revenue, net”. As of June 30, 2026 and December 31, 2025, the below market acquired time charters amounted to $259 and $NIL, respectively, and are presented under “Liabilities assumed from time charter attached” in the accompanying condensed consolidated balance sheets.

As of June 30, 2026 and December 31, 2025, the trade accounts receivable was $1,064 and $1,421, respectively, and related to time charters.

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of June 30, 2026 and December 31, 2025 was $814 and $415, respectively, and relates entirely to ASC 842. As of June 30, 2026 and December 31, 2025, an amount of $NIL and $15, respectively, related to ballast bonus payments made by charterers for the ballast trip which are deferred and recognized on a straight line over the charter period.

As of June 30, 2026 and December 31, 2025, an amount of $NIL and $163, respectively, included in “Deferred revenue” and related to time charter arrangements which were treated as lease modification and not accounted for as separate contract.

Charterers individually accounting for more than 10% of revenues for the six-month periods ended June 30, 2026 and 2025 were:

Customer	2026	2025
A	22%	14%
B	16%	-
C	16%	-
D	16%	26%
E	15%	-
F	15%	14%
G	-	37%
Total	100%	91%

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from time charters and for unfixed periods for the period from for the six-month periods ended June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
Voyage expenses from time charters	735	836
Voyage expenses from spot charters	-	1,371
Voyage expenses for unfixed periods	-	369
Total	735	2,576

14.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30, 2026	June 30, 2025
Interest on long-term debt and other financial liabilities	1,889	2,859
Interest on finance lease liability	154	453
Amortization of debt finance costs and debt discounts	197	337
Other	2	43
Total	2,242	3,692

15.	Earnings / (loss) per Share:

The calculation of earnings / (loss) per common share is summarized below:

	June 30, 2026	June 30, 2025
Net income / (loss)	$1,021	$(3,507)
Less: Net income / (loss) attributable to non-controlling interest	71	(6)
Net income / (loss) attributable to common shareholders, basic and diluted	$950	$(3,501)

Weighted average number of common shares outstanding, basic	9,060,304	8,802,941
Weighted average number of common shares outstanding, diluted	9,508,453	8,802,941

Earnings / (loss) per share attributable to common shareholders, basic and diluted	$0.10	$(0.40)

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The Company calculates basic earnings / (loss) per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings / (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the six-month period ended June 30, 2026, the treasury stock method is used to calculate earnings / (loss) per share since the effect of shares issued under the Company’s equity incentive plan (Note 16) is more dilutive than the two-class method. For the six-month period ended June 30, 2026, undistributed income to non-vested participating securities was not calculated, because doing so would result in undistributed losses.

For the six-month period ended June 30, 2026, unexercised warrants were included in the computation of diluted shares that were in-the-money.

16.	Equity Incentive Plan:

Details of the Company’s Equity Incentive Plan are discussed in Note 16 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on April 8, 2026 and are supplemented by the below new activities into the six-month period ended June 30, 2026.

On March 9, 2026, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 500,000 shares. On the same date, the Compensation Committee granted an aggregate of 464,000 restricted shares of common stock pursuant to the Plan. Of the total 464,000 common shares issued on March 9, 2026, 340,000 common shares were granted to the members of the Company’s board of directors and 124,000 common shares were granted to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.07. 115,000 shares vested on the date of the issuance, March 9, 2026, 154,000 shares will vest on September 9, 2026, 117,000 shares will vest on April 9, 2027 and 78,000 shares will vest on September 9, 2027.

The related expense for shares granted to the Company’s Board of Directors and certain of its service providers for the six-month period ended June 30, 2026 and 2025, amounted to $573 and $300, respectively, and is included under “General and administration expenses” in the Company’s unaudited interim condensed consolidated statements of operations. The related expense for shares granted to non-employees for the six-months periods ended June 30, 2026 and 2025, amounted to $18 and $9, respectively, and is included under “Voyage expenses”.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its service providers (Note 3) as of June 30, 2026 and December 31, 2025 amounted to $423 and $53, respectively. On June 30, 2026, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain of its service providers not yet recognized is expected to be recognized is 1.19 years.

17.	Subsequent Events

On July 10, 2026, the Company paid a regular quarterly cash dividend of $954 for the first quarter of 2026 to all shareholders of record as of June 29, 2026 (Note 12).

 On July 29, 2026, the Company declared a regular quarterly cash dividend of $0.10 per common share for the second quarter of 2026 payable on or about October 9, 2026 to all shareholders of record as of September 25, 2026.

On August 3, 2026, the Company entered into a memorandum of agreement with Village Seven, as sellers, for the exercise of the purchase option for the Exelixsea pursuant to the Village Seven Sale and Leaseback.